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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):

  Form 10-K     Form 20-F   Form 11-K     Form 10-Q
Form 10-D   Form N-SAR   Form N-CSR (x)Form N-CEN
For Period Ended: __12/31/2018_________________________ Transition Report on
Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: _____________________________________________________

OMB APPROVAL
OMB Number:     3235-0058 Expires:        February 28, 2022 Estimated average
burden hours per response . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER


Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veri.ed any information contained herein.
If the noti.cation relates to a portion of the .ling checked above, identify the Item(s) to which the noti. cation relates:

PART I REGISTRANT INFORMATION
Full Name of Registrant RELIASTAR LIFE INS CO OF NEW YORK VAR LIFE SEP ACCT I Former Name if Applicable
Address of Principal Executive Ofce (Street and Number) 1000 WOODBURY ROAD City, State and Zip Code WOODBURY, NY 11797

PART II RULES 12b-25(b) AND (c)
If the subject report could not be .led without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(x)(a)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(x)(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ..led on or before the .fteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be .led on or before the .fth calendar day following the prescribed due date; and

(x)(c)
The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III NARRATIVE
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1344 (04-09)
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be .led within the prescribed time period.
(Attach extra Sheets if Needed)

Registrant is unable to timely file Form N-CEN by March 15th, 2019 due to extensive efforts involved in extracting the data.

PART IV OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this noti. cation

(Name)Rebecca Leachman   (Area Code) 770  (Telephone Number) 980-5386

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to .le such report(s) been .led ? If answer is no, identify report(s). (x) Yes No


(3)
Is it anticipated that any signi.cant change in results of operations from the corresponding period for the last . scal year will be re.ected by the earnings statements to be included in the subject report or portion thereof ?
Yes   (x)No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
(Name of Registrant as Speci.ed in Charter) RELIASTAR LIFE INS CO OF NEW YORK VAR LIFE SEP ACCT I

has caused this noti.cation to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 14, 2019
By Wayne Forlines, Vice President GAAP Reporting

INSTRUCTION: The form may be signed by an executive of.cer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive of.cer), evidence of the representatives authority to sign on behalf of the registrant shall be ..led with the form.


ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
 Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and .led with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or . led with the form will be made a matter of public record in the Commission . les.

3.
A manually signed copy of the form and amendments thereto shall be .led with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the noti.cations must also be .led on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identi.ed as an amended noti. cation.


6. Interactive data submissions. This form shall not be used by electronic ..lers with respect to the submission or posting of an Interactive Data File (232.11 of this chapter). Electronic .lers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (232.201 and 232.202 of this chapter).